EXHIBIT 4.15

Shareholders Agreement

Party A: Vimicro Corporation

Party B: Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

Whereas:

1.	Based on the “Cooperative Agreement of Tianjin Economic-Technological Development Area Administrative Committee, Vimicro Corporation, and Beijing Zhongxing Tianshi Investment Center (Limited Partnership)” jointly signed by Tianjin Economic-Technological Development Area (“TEDA”) Administrative Committee, Party A and Party B, the three parties have established a joint venture – Vimicro Electronics Corporation (hereinafter the “VEC”) in Tianjin;

2.	The VEC has a total number of five hundred million and one (500,000,001) shares, of which Party A and TEDA Administrative Committee respectively holds two hundred and fifty million (250,000,000) shares, and Party B holds one (1) share (hereinafter the “Subject Share”);

3.	Party B intends to grant to Party A the voting right and benefiting right borne by the Subject Share as stipulated by relevant laws such as “Corporate Law of the People’s Republic of China” and Articles of Association of the VEC;

Now, based on the aforesaid facts, the Parties have, through consultation, entered into this Agreement in accordance with provisions of relevant laws such as “Contract Law of P.R.C.” and agreed as follows:

1.	Within the term of this Agreement, any voting right (including but not limited to the right to participate key decision-making and choose the management) and economic benefiting right (including but not limited to the right to receive dividends) borne by the Subject Share as stipulated by relevant laws such as “Corporate Law of P.R.C.” and Articles of Association of the VEC shall be in effect enjoyed by Party A, who shall not transfer such rights to any third party. Whereas Party B has one (1) seat in the Board of Directors of VEC due to the Subject Share held, Party B agrees that the director as designated by it will vote in the same way as Party A’s directors do in the board meeting of VEC. Party B agrees that within term of this Agreement, Party A shall be entitled to consolidate the financial statements of VEC.

2.	The Parties agree that the grant of voting right and economic benefiting right of the Subject Share to Party A will not affect Party B’s title on the register of shareholders of VEC.

3.	Within the term of this Agreement, Party B shall not sell the Subject Share or cause the Subject Share subject to lien, mortgage, security or any other right of third party.

4.	Any dispute arising from this Agreement shall be settled by the Parties through friendly negotiation; in the event that such dispute cannot be solved through negotiation, either party may file a lawsuit to the People’s Court.

5.	This Agreement shall become effective as of the date of December 29, 2008.

6.	Any modification, earlier termination or extension hereof shall be valid with the written consent of both parties through consultation. Otherwise it shall be in full force and effect.

7.	This Agreement constitutes the entire agreement between the parties and prevails all prior negotiations, representations or agreements whether oral or in writing. In case of any conflict between the terms of any other relevant agreements and this Agreement, the terms of this Agreement shall prevail.

This Agreement shall be made in Chinese and executed in double originals, with each of equally binding force, and either party shall respectively keep one copy.

(Seal)	(Seal)
Vimicro Corporation (Seal)	Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (Seal)

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